UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2024 (Report No. 5)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On June 27, 2024, NLS Pharmaceutics Ltd., or the Registrant, issued a press release titled: “NLS Pharmaceutics Announces Promising Preclinical Results for Parkinson’s Disease Treatments.” A copy of this press release is furnished herewith as Exhibit 99.1.

In addition, on June 27, 2024, the Registrant convened an ordinary shareholders’ meeting, or the Meeting. At the Meeting, a quorum was present, and the shareholders of the Registrant approved all agenda items as originally proposed, including the election of a new statutory auditor in Switzerland.

In addition to the change of the Registrant’s statutory auditor that was approved at the meeting, the Registrant also intends to replace PricewaterhouseCoopers AG as its PCAOB-registered independent registered public accounting firm with a different independent registered public accounting firm (the “New Auditor”) once (i) the engagement letter between the Registrant and the New Auditor is executed and (ii) the board of directors of the Registrant approves the appointment of the New Auditor.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “NLS Pharmaceutics Announces Promising Preclinical Results for Parkinson’s Disease Treatments”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: June 27, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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